UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: October 6, 2011
Commission File Number: 1-15060
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐

This Form 6-K consists of the legal opinion which appears immediately below:
Homburger AG
Prime Tower
Hardstrasse 201 | CH—8005 Zurich
P.O. Box 314 | CH—8037 Zurich
T +41 43 222 10 00
F +41 43 222 15 00
lawyers@homburger.ch
UBS AG
Bahnhofstrasse 45
CH-8098 Zurich
Switzerland
October 6, 2011 LAC | KRS
313423 | KRS | 000039.docx
UBS AG — Registration Statement for Debt Securities and Warrants Medium-Term Notes, Series A (Issue Dates: September 21, 2011 to October 3, 2011)
Ladies and Gentlemen:
We, Homburger AG, have acted as special Swiss counsel to UBS AG, a corporation organized under the laws of Switzerland (the Company) in connection with the issuance by the Company, acting through its London branch (the Issuing Branch) of the securities as specified in Annex 1 (collectively, the Securities) pursuant to the Company’s registration statement on Form F-3 (Registration no. 333-156695) dated as of January 13, 2009 (the Registration Statement). As such special Swiss counsel, we have been requested to give our opinion as to certain matters of Swiss law relating to the Securities.
Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Registration Statement.
I.	Basis of Opinion
This opinion is confined to and given on the basis of the laws of Switzerland in force at the date hereof. Such laws and the interpretation thereof are subject to change. In the absence of explicit statutory law, we base our opinion solely on our independent professional judgment. This opinion is also confined to the matters stated herein and the Documents (as defined below), and is not to be read as extending, by implication or otherwise, to any agreement or document referred to in any of the Documents or any other matter.
For purposes of this opinion we have not conducted any due diligence or similar investigation as to factual circumstances, which are or may be referred to in the Documents, and we express no opinion as to the accuracy of representations and warranties of facts set out in the Documents or the factual background assumed therein.

For the purpose of giving this opinion, we have only examined originals or copies of the following documents (collectively the Documents):
(i)	an electronic copy of the Registration Statement dated as of January 13, 2009;
(ii)
an electronic copy of the Indenture dated as of November 21, 2000 between UBS AG and U.S. Bank Trust National Association, as Trustee, as amended and supplemented by the First Supplemental Indenture dated as of February 28, 2006 between UBS AG and U.S. Bank Trust National Association, as Trustee (the Indenture);

(iii)
an electronic copy of the Amended and Restated Distribution Agreement, dated November 17, 2006, among UBS AG and UBS Securities LLC and UBS Financial Services Inc., as Agents (the Distribution Agreement);

(iv)	copies of the articles of association (Statuten) of the Company, in the version dated as of November 27, 2008 and in the version dated as of February 22, 2011 (the latter hereinafter the Articles);
(v)
an electronic copy of the resolutions of the Group Treasurer of the Company, dated as of December 22, 2008, as amended by the resolutions of the Group Treasurer of the Company dated as of August 16, 2011, including a list of Authorized Officers in Schedule I dated August 16, 2011 (the Schedule I and, together with the resolutions of the Group Treasurer mentioned in this paragraph (v), the Resolutions);

(vi)
electronic copies of the organizational regulations (Organisationsreglement) of the Company, including Annex B “Responsibilities and Authorities” (i) in the version dated as of July 1, 2008, and (ii) in the version dated as of August 1, 2010 (the Organizational Regulations);

(vii)	an electronic copy of the Business Regulations Corporate Center in the version as effective as of March 2, 2010 (together with the Organizational Regulations, the Internal Regulations);
(viii)	electronic copies of the “Corporate Center Delegation of Authorities”, (i) in the version dated as of October 12, 2006, and (ii) in the version dated as of February 2, 2010 (the Delegation);
(ix)	an electronic copy of an Officers’ Certificate dated January 27, 2009, including Annex A and Annex B, establishing the terms of UBS’ Medium-Term Notes, Series A (the Authorized Officers’ Certificate);

(x)	an electronic copy of
•	an Officer’s Certificate in support of legal opinions dated September 21, 2011,

•	an Officer’s Certificate in support of legal opinions dated September 26, 2011,

•	an Officer’s Certificate in support of legal opinions dated September 30, 2011, and

•	an Officer’s Certificate in support of legal opinions dated October 3, 2011,
(collectively, the Opinion Backup Certificates);
(xi)	an electronic copy of
(q) an Officers’ Certificate dated September 21, 2011, including Annex A, setting forth the terms of the USD 490,000.00 Trigger Phoenix Autocallable Optimization Securities due September 22, 2014 (Linked to the performance of the iShares Russell 2000 Index Fund) and Annex B, setting forth the terms of the USD 15,120,000.00 Trigger Phoenix Autocallable Optimization Securities due September 22, 2014 (Linked to the performance of the SPDR S&P 500 ETF Trust), (r) an Officers’ Certificate dated September 21, 2011, including Annex A, setting forth the terms of the USD 4,547,030.60 Trigger Yield Optimization Notes due September 20, 2013 (Linked to the performance of the common stock of Caterpillar Inc.) and Annex B, setting forth the terms of the USD 2,444,815.50 Trigger Yield Optimization Notes due September 20, 2013 (Linked to the performance of the common stock of Weatherford International Ltd.), (s) an Officers’ Certificate dated September 21, 2011, including Annex A, setting forth the terms of the USD 150,000.00 Trigger Phoenix Autocallable Optimization Securities due September 24, 2012 (Linked to the performance of the common stock of Caterpillar Inc.), (t) an Officers’ Certificate dated September 21, 2011, including Annex A, setting forth the terms of the USD 110,000.00 Trigger Phoenix Autocallable Optimization Securities due September 24, 2012 (Linked to the performance of the common stock of JPMorgan Chase & Co.), (u) an Officers’ Certificate dated September 21, 2011, including Annex A, setting forth the terms of the USD 150,000.00 Trigger Phoenix Autocallable Optimization Securities due September 24, 2012 (Linked to the performance of the American depositary shares of Petroleo Brasileiro), (v) an Officers’ Certificate dated September 21, 2011, including Annex A, setting forth the terms of the USD 215,000.00 Trigger Phoenix Autocallable Optimization Securities due September 24, 2012 (Linked to the performance of the common stock of Schlumberger Limited), (w) an Officers’ Certificate dated September 21, 2011, including Annex A, setting forth the terms of the USD 164,205.00 Trigger Yield Optimization Notes due March 21, 2012 (Linked to the performance of the common stock of Apple Inc.), (x) an Officers’ Certificate dated September 21, 2011, including Annex A, setting forth the terms of the USD 99,955.70 Trigger Yield Optimization Notes due September 20, 2012 (Linked to the performance of the common stock of JPMorgan Chase & Co.), (y) an Officers’ Certificate dated September 21, 2011, including Annex A, setting forth the terms of the USD 99,994.72 Trigger Yield Optimization Notes due March 21, 2012 (Linked to the performance of the common stock of Micron Technology, Inc.), and (z) an Officers’ Certificate dated September 21, 2011, including Annex A, setting forth the terms of the USD 7,105,000 Fixed to Floating Rate Notes Linked to 3-Month LIBOR due September 21, 2021,

(g) an Officers’ Certificate dated September 26, 2011, including Annex A, setting forth the terms of the USD 124,280.00 Trigger Autocallable Optimization Securities due September 28, 2012 (Linked to the performance of the common stock of Apple Inc.), (h) an Officers’ Certificate dated September 26, 2011, including Annex A, setting forth the terms of the USD 120,000.00 Trigger Phoenix Autocallable Optimization Securities due September 28, 2012 (Linked to the performance of the common stock of Prudential Financial, Inc.), (i) an Officers’ Certificate dated September 26, 2011, including Annex A, setting forth the terms of the USD 115,000.00 Trigger Phoenix Autocallable Optimization Securities due September 28, 2012 (Linked to the performance of the common stock of Prudential Financial, Inc.),
(j) an Officers’ Certificate dated September 26, 2011, including Annex A, setting forth the terms of the USD 594,000.00 Trigger Phoenix Autocallable Optimization Securities due September 28, 2012 (Linked to the performance of the common stock of Prudential Financial, Inc.), (k) an Officers’ Certificate dated September 26, 2011, including Annex A, setting forth the terms of the USD 99,987.36 Trigger Yield Optimization Notes due September 26, 2012 (Linked to the performance of the common stock of Citigroup Inc.),
(l) an Officers’ Certificate dated September 26, 2011, including Annex A, setting forth the terms of the USD 1,011,363.84 Trigger Yield Optimization Notes due May 24, 2012 (Linked to the performance of the common stock of Caterpillar Inc.), (m) an Officers’ Certificate dated September 26, 2011, including Annex A, setting forth the terms of the USD 1,049,932.80 Trigger Yield Optimization Notes due May 24, 2012 (Linked to the performance of the common stock of Caterpillar Inc.), (n) an Officers’ Certificate dated September 26, 2011, including Annex A, setting forth the terms of the USD 502,904.32 Trigger Yield Optimization Notes due May 24, 2012 (Linked to the performance of the common stock of Caterpillar Inc.), (o) an Officers’ Certificate dated September 26, 2011, including Annex A, setting forth the terms of the USD 229,770.20 Trigger Yield Optimization Notes due September 26, 2012 (Linked to the performance of the common stock of Chesapeake Energy Corporation), (p) an Officers’ Certificate dated September 26, 2011, including Annex A, setting forth the terms of the USD 249,943.75 Trigger Yield Optimization Notes due March 26, 2012 (Linked to the performance of the common stock of Emerson Electric Co.), (q) an Officers’ Certificate dated September 26, 2011, including Annex A, setting forth the terms of the USD 299,997.30 Trigger Yield Optimization Notes due September 26, 2012 (Linked to the performance of the common stock of Ford Motor Company), (r) an Officers’ Certificate dated September 26, 2011, including Annex A, setting forth the terms of the USD 103,987.10 Trigger Yield Optimization Notes due September 26, 2012 (Linked to the performance of the common stock of Ford Motor Company), (s) an Officers’ Certificate dated September 26, 2011, including Annex A, setting forth the terms of the USD 189,872.65 Trigger Yield Optimization Notes due September 26, 2012 (Linked to the performance of the common stock of Freeport-McMoRan Copper & Gold, Inc.), (t) an Officers’ Certificate dated September 26, 2011, including Annex A, setting forth the terms of the USD 99,985.38 Trigger Yield Optimization Notes due September 26, 2012 (Linked to the performance of the common stock of General Electric Company), (u) an Officers’ Certificate dated September 26, 2011, including Annex A, setting forth the terms of the USD 99,987.30 Trigger Yield Optimization Notes due September 26, 2012 (Linked to the performance of the common stock of Hess Corporation), (v) an Officers’ Certificate dated September 26, 2011, including Annex A, setting forth the terms of the USD 99,970.30 Trigger Yield Optimization Notes due September 26, 2012 (Linked to the performance of the common stock of JPMorgan Chase & Co.) (CUSIP No. 90268D117), (w) an Officers’ Certificate dated September 26, 2011, including Annex A, setting forth the terms of the USD 99,970.30 Trigger Yield Optimization Notes due September 26, 2012 (Linked to the performance of the common stock of JPMorgan Chase & Co.) (CUSIP No. 90268E883),
(x) an Officers’ Certificate dated September 26, 2011, including Annex A, setting forth the terms of the USD 99,970.30 Trigger Yield Optimization Notes due September 26, 2012 (Linked to the performance of the common stock of JPMorgan Chase & Co.) (CUSIP No. 90268D125), (y) an Officers’ Certificate dated September 26, 2011, including Annex A, setting forth the terms of the USD 99,970.30 Trigger Yield Optimization Notes due September 26, 2012 (Linked to the performance of the common stock of JPMorgan Chase & Co.) (CUSIP No. 90268D141), and (z) an Officers’ Certificate dated September 26, 2011, including Annex A, setting forth the terms of the USD 99,970.30 Trigger Yield Optimization Notes due September 26, 2012 (Linked to the performance of the common stock of JPMorgan Chase & Co.) (CUSIP No. 90268D133),
(k) an Officers’ Certificate dated September 30, 2011, including Annex A, setting forth the terms of the USD 110,000.00 Trigger Phoenix Autocallable Optimization Securities due October 4, 2012 (Linked to the performance of the common stock of Anadarko Petroleum Corporation), (l) an Officers’ Certificate dated September 30, 2011, including Annex A, setting forth the terms of the USD 166,000.00 Trigger Phoenix Autocallable Optimization Securities due October 4, 2012 (Linked to the performance of the common stock of Deere & Company), (m) an Officers’ Certificate dated September 30, 2011, including Annex A, setting forth the terms of the USD 144,000.00 Trigger Phoenix Autocallable Optimization Securities due October 4, 2012 (Linked to the performance of the common stock of Ford Motor Company), (n) an Officers’ Certificate dated September 30, 2011, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due October 4, 2012 (Linked to the performance of the common stock of Ford Motor Company), (o) an Officers’ Certificate dated September 30, 2011, including Annex A, setting forth the terms of the USD

100,000.00 Trigger Phoenix Autocallable Optimization Securities due October 4, 2012 (Linked to the performance of the American depositary shares of Petroleo Brasileiro S.A.), (p) an Officers’ Certificate dated September 30, 2011, including Annex A, setting forth the terms of the USD 274,955.58 Trigger Yield Optimization Notes due October 3, 2012 (Linked to the performance of the common stock of Alpha Natural Resources, Inc.), (q) an Officers’ Certificate dated September 30, 2011, including Annex A, setting forth the terms of the USD 149,980.77 Trigger Yield Optimization Notes due March 30, 2012 (Linked to the performance of the common stock of Caterpillar Inc.), (r) an Officers’ Certificate dated September 30, 2011, including Annex A, setting forth the terms of the USD 124,893.36 Trigger Yield Optimization Notes due October 2, 2012 (Linked to the performance of the common stock of Caterpillar Inc.), (s) an Officers’ Certificate dated September 30, 2011, including Annex A, setting forth the terms of the USD 129,685.01 Trigger Yield Optimization Notes due October 2, 2012 (Linked to the performance of the common stock of Cummins Inc.), (t) an Officers’ Certificate dated September 30, 2011, including Annex A, setting forth the terms of the USD 149,970.21 Trigger Yield Optimization Notes due March 30, 2012 (Linked to the performance of the common stock of Emerson Electric Co.), (u) an Officers’ Certificate dated September 30, 2011, including Annex A, setting forth the terms of the USD 99,968.22 Trigger Yield Optimization Notes due October 3, 2012 (Linked to the performance of the common stock of Freeport-McMoRan Copper & Gold, Inc.), (v) an Officers’ Certificate dated September 30, 2011, including Annex A, setting forth the terms of the USD 169,624.65 Trigger Yield Optimization Notes due December 30, 2011 (Linked to the performance of the common stock of FedEx Corporation), (w) an Officers’ Certificate dated September 30, 2011, including Annex A, setting forth the terms of the USD 99,785.70 Trigger Yield Optimization Notes due October 2, 2012 (Linked to the performance of the common stock of Hewlett-Packard Company), (x) an Officers’ Certificate dated September 30, 2011, including Annex A, setting forth the terms of the USD 199,986.46 Trigger Yield Optimization Notes due October 3, 2012 (Linked to the performance of the common stock of IAMGOLD Corporation), (y) an Officers’ Certificate dated September 30, 2011, including Annex A, setting forth the terms of the USD 5,924,460.00 UBS AG Trigger Performance Securities due September 30, 2021 (Linked to the performance of the S&P 500® Index), and (z) an Officers’ Certificate dated September 30, 2011, including Annex A, setting forth the terms of the USD 2,352,760.00 UBS AG Trigger Performance Securities due September 30, 2016 (Linked to the performance of the S&P 500® Index), and
(p) an Officers’ Certificate dated October 3, 2011, including Annex A, setting forth the terms of the USD 109,400.00 Trigger Autocallable Optimization Securities due October 5, 2012 (Linked to the performance of the common stock of The Boeing Company), (q) an Officers’ Certificate dated October 3, 2011, including Annex A, setting forth the terms of the USD 108,000.00 Trigger Phoenix Autocallable Optimization Securities due October 5, 2012 (Linked to the performance of the common stock of Apple Inc.), (r) an Officers’ Certificate dated October 3, 2011, including Annex A, setting forth the terms of the USD 205,000.00 Trigger Phoenix Autocallable Optimization Securities due October 5, 2012 (Linked to the performance of the common stock of Apple Inc.), (s) an Officers’ Certificate dated October 3, 2011, including Annex A, setting forth the terms of the USD 255,000.00 Trigger Phoenix Autocallable Optimization Securities due October 5, 2012 (Linked to the performance of the common stock of Apple Inc.), (t) an Officers’ Certificate dated October 3, 2011, including Annex A, setting forth the terms of the USD 99,626.92 Trigger Yield Optimization Notes due January 3, 2012 (Linked to the performance of the common stock of Apple Inc.), (u) an Officers’ Certificate dated October 3, 2011, including Annex A, setting forth the terms of the USD 114,000.00 Trigger Phoenix Autocallable Optimization Securities due October 5, 2012 (Linked to the performance of the common stock of Chevron Corporation), (v) an Officers’ Certificate dated October 3, 2011, including Annex A, setting forth the terms of the USD 99,958.00 Trigger Yield Optimization Notes due October 3, 2012 (Linked to the performance of the common stock of Baker Hughes Incorporated), (w) an Officers’ Certificate dated October 3, 2011, including Annex A, setting forth the terms of the USD 99,996.60 Trigger Yield Optimization Notes due January 3, 2012 (Linked to the performance of the common stock of Chevron Corporation), (x) an Officers’ Certificate dated October 3, 2011, including Annex A, setting forth the terms of the USD 99,994.00 Trigger Yield Optimization Notes due January 3, 2012 (Linked to the performance of the common stock of FedEx Corporation), (y) an Officers’ Certificate dated October 3, 2011, including Annex A, setting forth the terms of the USD 107,242.87 Trigger Yield Optimization Notes due October 3, 2012 (Linked to the performance of the common stock of Google Inc.), and (z) an Officers’ Certificate dated October 3, 2011, including Annex A, setting forth the terms of the USD 123,940.74 Trigger Yield Optimization Notes due October 3, 2012 (Linked to the performance of the common stock of IAMGOLD Corporation),
(collectively, the Determinations and, together with the Opinion Backup Certificates and the Authorized Officer’s Certificate, the Officers’ Certificates);
(xii)	electronic excerpts of the “Global directory of UBS authorized signatories”
•	as provided per e-mail dated September 20, 2011 regarding signature authority of Joan Newton, Cynthia A. Stevens, Timothy Geller, Martin Gasparian, Gordon S. Kiesling, Hina Mehta and Kiye Sakai;
•	as provided per e-mail dated September 26, 2011 regarding signature authority of Joan Newton, Cynthia A. Stevens, Hina Mehta, Gordon S. Kiesling, Martin Gasparian and Timothy Geller;
•	as provided per e-mail dated September 30, 2011 regarding signature authority of Joan Newton, Cynthia A. Stevens, Martin Gasparian, Hina Mehta and Gordon S. Kiesling; and
•	as provided per e-mail dated October 4, 2011 regarding signature authority of Joan Newton, Cynthia A. Stevens, Hina Mehta and Martin Gasparian;
(xiii)	electronic excerpts from the Register of Commerce for the Company dated as of January 13, 2009 and as of October 6, 2011 (the latter hereinafter the Excerpt).

No documents have been reviewed by us in connection with this opinion other than the Documents. Accordingly, we shall limit our opinion to the Documents and their legal implications under Swiss law.
In this opinion, Swiss legal concepts are expressed in English terms and not in their original language. These concepts may not be identical to the concepts described by the same English terms as they exist under the laws of other jurisdictions. With respect to Documents governed by laws other than the laws of Switzerland, for purposes of this opinion we have relied on the plain meaning of the words and expressions contained therein without regard to any import they may have under the relevant governing law.
II.	Assumptions
For the purpose of this opinion, we have assumed the following:
(a)	all documents produced to us as originals are authentic and complete, and all documents produced to us as copies (including, without limitation, fax and electronic copies) conform to the original;
(b)
all documents produced to us as originals and the originals of all documents produced to us as copies were duly executed and certified, as applicable, in the manner and by the individuals purported to have executed or certified, as the case may be, such documents;

(c)	except as expressly opined upon herein, all information contained in the Documents is, and all material statements made to us in connection with the Documents are, true and accurate;
(d)
the Securities will be issued under the Indenture, and the offering of the Securities will be conducted in the manner described in the Registration Statement, the Indenture and the Distribution Agreement;

(e)
the Securities will be issued exclusively outside of Switzerland and will neither directly nor indirectly be publicly offered into Switzerland or to Swiss investors having a domicile in Switzerland nor be listed on a Swiss exchange;

(f)
(i) the Securities will be executed substantially in the form as set out in the relevant Determination and will be consistent with the form of securities set out in the Authorized Officer’s Certificate and the Indenture, (ii) the Securities and any documents in connection with such Securities will be duly executed in accordance with the Indenture, the Resolutions (including, without limitation, the list of Authorized Officers set out in Schedule I), and the Officers’ Certificates, and (iii) the terms and conditions set out in the Securities correspond and conform to the relevant Determination, the Indenture and the Authorized Officers’ Certificate;

(g)
the inclusion of any alternative or additional terms in any Securities that are not currently specified in the Authorized Officer’s Certificate will not (i) require the Company, acting through the relevant Issuing Branch, to obtain any regulatory consent, authorization or approval or make any regulatory filing in order for the relevant Issuing Branch to issue, sell and deliver such Securities, (ii) require any further corporate approval or consent, or (iii) violate mandatory provisions of Swiss law;

(h)	the Excerpt, the Articles, the Internal Regulations and the Delegation are correct, complete and up-to-date;
(i)
the Resolutions (including, without limitation, the list of Authorized Officers set out in Schedule I) (i) have been duly resolved in meetings duly convened and otherwise in the manner set forth therein, and (ii) have not been rescinded or amended and are in full force and effect;

(j)
the authorization provided to each person named as Authorized Officers in Schedule I has not been rescinded or amended and is in full force and effect and each Authorized Officer has the title of Chief Financial Officer, Managing Director, Executive Director or Director of UBS AG, as the case may be;

(k)	the Officers’ Certificates have not been rescinded or amended and are in full force and effect;
(l)
all required corporate approvals have been obtained if the aggregate initial offering price of all the securities having been issued and sold from time to time pursuant to the Resolutions (including the Securities) exceeds USD 10,000,000,000 (or its equivalent in another currency, currencies or composite currency);

(m)
the Registration Statement, the Indenture and the Distribution Agreement have been duly authorized and are in full force and effect and none of the Registration Statement, the Indenture and the Distribution Agreement has been terminated, rescinded, amended or supplemented in any way; and

(n)
the choice of New York law as the governing law of, and the submission by the parties thereto to the non-exclusive jurisdiction of the courts of New York provided for in, the Indenture is valid under the laws of New York.

III.	Opinion
Based on the foregoing and subject to the qualifications set out below, we are of the opinion that as of the date hereof:
1.
All corporate action by the Company related to the issuance and sale of the Securities was duly authorized in conformity with the Company’s Articles, the Internal Regulations and the Delegation as a matter of Swiss law.

2.
The choice of New York law as the governing law of the Indenture is a valid choice of law under the laws of Switzerland, and in any action brought before a court of competent jurisdiction in Switzerland, New York law would be recognized and applied by such court to all issues for which the proper or governing law of a contract is applicable under the conflict of laws rules of Switzerland; provided, however, that (i) such choice of law may not extend to non-contractual obligations, (ii) the content of the relevant laws of New York may need to be proven as a matter of fact, and (iii) a Swiss court would apply Swiss procedural rules.

3.	The submission by the Company to the non-exclusive jurisdiction of the courts of New York contained in the Indenture is valid and legally binding on it under the laws of Switzerland.
IV.	Qualifications
The above opinions are subject to the following qualifications:
(a)
The lawyers of our firm are members of the Zurich bar and do not hold themselves to be experts in any laws other than the laws of Switzerland. Accordingly, we are opining herein as to Swiss law only and we express no opinion with respect to the applicability thereto, or the effect thereon, of the laws of any other jurisdiction.

(b)
According to article 10 of the Swiss Private International Law Act of December 18, 1987, as amended (the Private International Law Act), and article 31 of the Convention on Jurisdiction and the Recognition and Enforcement of Judgments in Civil and Commercial Matters of October 30, 2007 (the Lugano Convention), Swiss courts may order preliminary measures (such as injunctions) even where they do not have jurisdiction over the substance of the matter.

(c)
Contractual submissions to a particular jurisdiction are subject to mandatory provisions on (i) the protection of consumers, insured persons and employees pursuant to the Lugano Convention, the Private International Law Act and such other international treaties by which Switzerland is bound, and (ii) enforcement proceedings that do not qualify as civil actions.

(d)
We do not express any opinion as to the validity or enforceability of the Indenture or any other agreement nor as to the accuracy or completeness of the information set out in the Registration Statement or of the representations and warranties set out in the Registration Statement.

(e)
Further, we express no opinion as to banking or insurance regulatory matters or as to any commercial, accounting, calculating, auditing or other non-legal matter. Also, we express no opinion as to tax matters.

* * *
We have issued this opinion as of the date hereof and we assume no obligation to advise you of any changes in fact or in law that are made or brought to our attention hereafter.
We hereby consent to the filing of this opinion as an exhibit to the Registration Statement In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

This opinion may be relied upon by you in connection with the issuance of the Securities. Without our prior written consent, this opinion may not be (i) used or relied upon by any other person, (ii) used or relied upon by you except in relation to the issuance of the Securities, or (iii) transmitted or disclosed to any other person except as provided in the immediately preceding paragraph.
This opinion is governed by and shall be construed in accordance with the laws of Switzerland. We confirm our understanding that all disputes arising out of or in connection with this opinion shall be subject to the exclusive jurisdiction of the courts of the Canton of Zurich, Switzerland, venue being Zurich 1.
Sincerely yours,
HOMBURGER AG

Annex 1 to the Legal Opinion dated October 6, 2011
a)	Securities with issue date September 21, 2011
1.	USD 490,000.00 Trigger Phoenix Autocallable Optimization Securities due September 22, 2014 (Linked to the performance of the iShares Russell 2000 Index Fund), issued through UBS AG, London Branch
2.	USD 15,120,000.00 Trigger Phoenix Autocallable Optimization Securities due September 22, 2014 (Linked to the performance of the SPDR S&P 500 ETF Trust), issued through UBS AG, London Branch
3.	USD 4,547,030.60 Trigger Yield Optimization Notes due September 20, 2013 (Linked to the performance of the common stock of Caterpillar Inc.), issued through UBS AG, London Branch
4.	USD 2,444,815.50 Trigger Yield Optimization Notes due September 20, 2013 (Linked to the performance of the common stock of Weatherford International Ltd.), issued through UBS AG, London Branch
5.	USD 150,000.00 Trigger Phoenix Autocallable Optimization Securities due September 24, 2012 (Linked to the performance of the common stock of Caterpillar Inc.), issued through UBS AG, London Branch
6.	USD 110,000.00 Trigger Phoenix Autocallable Optimization Securities due September 24, 2012 (Linked to the performance of the common stock of JPMorgan Chase & Co.), issued through UBS AG, London Branch
7.
USD 150,000.00 Trigger Phoenix Autocallable Optimization Securities due September 24, 2012 (Linked to the performance of the American depositary shares of Petroleo Brasileiro), issued through UBS AG, London Branch

8.	USD 215,000.00 Trigger Phoenix Autocallable Optimization Securities due September 24, 2012 (Linked to the performance of the common stock of Schlumberger Limited), issued through UBS AG, London Branch
9.	USD 164,205.00 Trigger Yield Optimization Notes due March 21, 2012 (Linked to the performance of the common stock of Apple Inc.), issued through UBS AG, London Branch
10.	USD 99,955.70 Trigger Yield Optimization Notes due September 20, 2012 (Linked to the performance of the common stock of JPMorgan Chase & Co.), issued through UBS AG, London Branch

11.	USD 99,994.72 Trigger Yield Optimization Notes due March 21, 2012 (Linked to the performance of the common stock of Micron Technology, Inc.), issued through UBS AG, London Branch
12.	USD 7,105,000 Fixed to Floating Rate Notes Linked to 3-Month LIBOR due September 21, 2021, issued through UBS AG, Jersey Branch
b)	Securities with issue date September 26, 2011
13.	USD 124,280.00 Trigger Autocallable Optimization Securities due September 28, 2012 (Linked to the performance of the common stock of Apple Inc.), issued through UBS AG, London Branch
14.
USD 120,000.00 Trigger Phoenix Autocallable Optimization Securities due September 28, 2012 (Linked to the performance of the common stock of Prudential Financial, Inc.), issued through UBS AG, London Branch

15.
USD 115,000.00 Trigger Phoenix Autocallable Optimization Securities due September 28, 2012 (Linked to the performance of the common stock of Prudential Financial, Inc.), issued through UBS AG, London Branch

16.
USD 594,000.00 Trigger Phoenix Autocallable Optimization Securities due September 28, 2012 (Linked to the performance of the common stock of Prudential Financial, Inc.), issued through UBS AG, London Branch

17.	USD 99,987.36 Trigger Yield Optimization Notes due September 26, 2012 (Linked to the performance of the common stock of Citigroup Inc.), issued through UBS AG, London Branch
18.	USD 1,011,363.84 Trigger Yield Optimization Notes due May 24, 2012 (Linked to the performance of the common stock of Caterpillar Inc.), issued through UBS AG, London Branch
19.	USD 1,049,932.80 Trigger Yield Optimization Notes due May 24, 2012 (Linked to the performance of the common stock of Caterpillar Inc.), issued through UBS AG, London Branch
20.	USD 502,904.32 Trigger Yield Optimization Notes due May 24, 2012 (Linked to the performance of the common stock of Caterpillar Inc.), issued through UBS AG, London Branch
21.	USD 229,770.20 Trigger Yield Optimization Notes due September 26, 2012 (Linked to the performance of the common stock of Chesapeake Energy Corporation), issued through UBS AG, London Branch
22.	USD 249,943.75 Trigger Yield Optimization Notes due March 26, 2012 (Linked to the performance of the common stock of Emerson Electric Co.), issued through UBS AG, London Branch

23.	USD 299,997.30 Trigger Yield Optimization Notes due September 26, 2012 (Linked to the performance of the common stock of Ford Motor Company), issued through UBS AG, London Branch
24.	USD 103,987.10 Trigger Yield Optimization Notes due September 26, 2012 (Linked to the performance of the common stock of Ford Motor Company), issued through UBS AG, London Branch
25.	USD 189,872.65 Trigger Yield Optimization Notes due September 26, 2012 (Linked to the performance of the common stock of Freeport-McMoRan Copper & Gold, Inc.), issued through UBS AG, London Branch
26.	USD 99,985.38 Trigger Yield Optimization Notes due September 26, 2012 (Linked to the performance of the common stock of General Electric Company), issued through UBS AG, London Branch
27.	USD 99,987.30 Trigger Yield Optimization Notes due September 26, 2012 (Linked to the performance of the common stock of Hess Corporation), issued through UBS AG, London Branch
28.
USD 99,970.30 Trigger Yield Optimization Notes due September 26, 2012 (Linked to the performance of the common stock of JPMorgan Chase & Co.) (CUSIP No. 90268D117), issued through UBS AG, London Branch

29.
USD 99,970.30 Trigger Yield Optimization Notes due September 26, 2012 (Linked to the performance of the common stock of JPMorgan Chase & Co.) (CUSIP No. 90268E883), issued through UBS AG, London Branch

30.
USD 99,970.30 Trigger Yield Optimization Notes due September 26, 2012 (Linked to the performance of the common stock of JPMorgan Chase & Co.) (CUSIP No. 90268D125), issued through UBS AG, London Branch

31.
USD 99,970.30 Trigger Yield Optimization Notes due September 26, 2012 (Linked to the performance of the common stock of JPMorgan Chase & Co.) (CUSIP No. 90268D141), issued through UBS AG, London Branch

32.
USD 99,970.30 Trigger Yield Optimization Notes due September 26, 2012 (Linked to the performance of the common stock of JPMorgan Chase & Co.) (CUSIP No. 90268D133), issued through UBS AG, London Branch

c)	Securities with issue date September 30, 2011
33.
USD 110,000.00 Trigger Phoenix Autocallable Optimization Securities due October 4, 2012 (Linked to the performance of the common stock of Anadarko Petroleum Corporation), issued through UBS AG, London Branch

34.	USD 166,000.00 Trigger Phoenix Autocallable Optimization Securities due October 4, 2012 (Linked to the performance of the common stock of Deere & Company), issued through UBS AG, London Branch
35.	USD 144,000.00 Trigger Phoenix Autocallable Optimization Securities due October 4, 2012 (Linked to the performance of the common stock of Ford Motor Company), issued through UBS AG, London Branch
36.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due October 4, 2012 (Linked to the performance of the common stock of Ford Motor Company), issued through UBS AG, London Branch
37.
USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due October 4, 2012 (Linked to the performance of the American depositary shares of Petroleo Brasileiro S.A.), issued through UBS AG, London Branch

38.	USD 274,955.58 Trigger Yield Optimization Notes due October 3, 2012 (Linked to the performance of the common stock of Alpha Natural Resources, Inc.), issued through UBS AG, London Branch
39.	USD 149,980.77 Trigger Yield Optimization Notes due March 30, 2012 (Linked to the performance of the common stock of Caterpillar Inc.), issued through UBS AG, London Branch
40.	USD 124,893.36 Trigger Yield Optimization Notes due October 2, 2012 (Linked to the performance of the common stock of Caterpillar Inc.), issued through UBS AG, London Branch
41.	USD 129,685.01 Trigger Yield Optimization Notes due October 2, 2012 (Linked to the performance of the common stock of Cummins Inc.), issued through UBS AG, London Branch
42.	USD 149,970.21 Trigger Yield Optimization Notes due March 30, 2012 (Linked to the performance of the common stock of Emerson Electric Co.), issued through UBS AG, London Branch
43.	USD 99,968.22 Trigger Yield Optimization Notes due October 3, 2012 (Linked to the performance of the common stock of Freeport-McMoRan Copper & Gold, Inc.), issued through UBS AG, London Branch

44.	USD 169,624.65 Trigger Yield Optimization Notes due December 30, 2011 (Linked to the performance of the common stock of FedEx Corporation), issued through UBS AG, London Branch
45.	USD 99,785.70 Trigger Yield Optimization Notes due October 2, 2012 (Linked to the performance of the common stock of Hewlett-Packard Company), issued through UBS AG, London Branch
46.	USD 199,986.46 Trigger Yield Optimization Notes due October 3, 2012 (Linked to the performance of the common stock of IAMGOLD Corporation), issued through UBS AG, London Branch
47.	USD 5,924,460.00 UBS AG Trigger Performance Securities due September 30, 2021 (Linked to the performance of the S&P 500® Index), issued through UBS AG, London Branch
48.	USD 2,352,760.00 UBS AG Trigger Performance Securities due September 30, 2016 (Linked to the performance of the S&P 500® Index), issued through UBS AG, London Branch
d)	Securities with issue date October 3, 2011
49.	USD 109,400.00 Trigger Autocallable Optimization Securities due October 5, 2012 (Linked to the performance of the common stock of The Boeing Company), issued through UBS AG, London Branch
50.	USD 108,000.00 Trigger Phoenix Autocallable Optimization Securities due October 5, 2012 (Linked to the performance of the common stock of Apple Inc.), issued through UBS AG, London Branch
51.	USD 205,000.00 Trigger Phoenix Autocallable Optimization Securities due October 5, 2012 (Linked to the performance of the common stock of Apple Inc.), issued through UBS AG, London Branch
52.	USD 255,000.00 Trigger Phoenix Autocallable Optimization Securities due October 5, 2012 (Linked to the performance of the common stock of Apple Inc.), issued through UBS AG, London Branch
53.	USD 99,626.92 Trigger Yield Optimization Notes due January 3, 2012 (Linked to the performance of the common stock of Apple Inc.), issued through UBS AG, London Branch
54.	USD 114,000.00 Trigger Phoenix Autocallable Optimization Securities due October 5, 2012 (Linked to the performance of the common stock of Chevron Corporation), issued through UBS AG, London Branch

55.	USD 99,958.00 Trigger Yield Optimization Notes due October 3, 2012 (Linked to the performance of the common stock of Baker Hughes Incorporated), issued through UBS AG, London Branch
56.	USD 99,996.60 Trigger Yield Optimization Notes due January 3, 2012 (Linked to the performance of the common stock of Chevron Corporation), issued through UBS AG, London Branch
57.	USD 99,994.00 Trigger Yield Optimization Notes due January 3, 2012 (Linked to the performance of the common stock of FedEx Corporation), issued through UBS AG, London Branch
58.	USD 107,242.87 Trigger Yield Optimization Notes due October 3, 2012 (Linked to the performance of the common stock of Google Inc.), issued through UBS AG, London Branch
59.	USD 123,940.74 Trigger Yield Optimization Notes due October 3, 2012 (Linked to the performance of the common stock of IAMGOLD Corporation), issued through UBS AG, London Branch

This Form 6-K is hereby incorporated by reference into the registration statement of UBS AG on Form F-3 (Registration Numbers 333-156695 and 333-156695-01 to -17).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Kiye Sakai

	Name:	Kiye Sakai
	Title:	Executive Director

By:	/s/ Sarah Starkweather

	Name:	Sarah Starkweather
	Title:	Director
Date: 6 October 2011